JURNY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Jurny, Inc.
North Hollywood, California

Opinion

We have audited the financial statements of Jurny, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 1, 2023
Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	479,546	$	3,215,566
Acccounts Receivable, net		60,878		13,958
Prepaids and other current assets		889,230		1,132,267
Total current assets		**1,429,654**		**4,361,791**
Property and equipment, net		621,771		538,379
Intangible assets, net		15,474		4,659
Total assets	**$**	**2,066,899**	**$**	**4,904,829**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	1,164,457	$	959,196
Credit card		139,034		71,155
Current portion of Promissory Note		1,143,721		88,711
Current portion of Promissory Note issuance costs		(25,039)		(7,400)
Current portion of Convertible Note		400,000		-
Current portion of Convertible Note issuance costs		(1,895)		-
Lease		-		23,388
Other current liabilities		209,879		194,422
Total current liabilities		**3,030,157**		**1,329,472**
Promissory Note		1,767,568		2,911,289
Promissory Note issuance costs		(38,696)		(61,666)
Promissory Note security deposit		(113,086)		(113,086)
Convertible Note		1,000,000		400,000
Convertible Note issuance costs		(10,812)		(8,072)
Total liabilities	**$**	**5,635,131**	**$**	**4,457,937**
STOCKHOLDERS' EQUITY				
Common Stock	$	416	$	412
Preferred Stock		827		827
Equity issuance costs		(108,734)		(108,734)
Additional Paid In Capital		8,693,344		8,655,000
Retained earnings/(Accumulated Deficit)		(12,154,085)		(8,100,613)
Total stockholders' equity		**(3,568,232)**		**446,892**
Total liabilities and stockholders' equity	**$**	**2,066,899**	**$**	**4,904,829**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ 1,383,766	$ 1,005,633
Cost of services	572,323	387,302
Gross profit	811,443	618,331
Operating expenses		
Personnel	1,149,159	846,612
Professional services	972,572	816,744
Research and development	816,919	252,186
General and administrative	963,036	1,065,180
Sales and marketing	603,575	759,405
Total operating expenses	4,505,261	3,740,127
Operating income/(loss)	(3,693,818)	(3,121,796)
Interest expense	361,731	303,365
Other Loss/(Income)	(2,077)	(526,944)
Income/(Loss) before provision for income taxes	(4,053,472)	(2,898,217)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (4,053,472)**	**$ (2,898,217)**

See accompanying notes to financial statements.

JURNY INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2022

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid In Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2020	**5,000,000**	**$ 500**	**3,059,328**	**$ 306**	**$ 4,202,578**	**$ (62,507)**	**$ (5,202,396)**	**$ (1,061,519)**
Shares issued upon exercise of stock option	8,804	1	-	-	1,144	-	-	1,145
Shares repurchase	(885,417)	(89)	-	-	-	-	-	(89)
Issuance of Preferred Stock	-	-	5,213,108	521	4,445,314	(46,227)	-	4,399,608
Stock based compensation	-	-	-	-	5,965	-	-	5,965
Net income/(loss)	-	-	-	-	-	-	(2,898,217)	(2,898,217)
Balance—December 31, 2021	4,123,387	$ 412	8,272,436	$ 827	$ 8,655,000	$ (108,734)	$ (8,100,613)	**$ 446,892**
Shares issued upon exercise of stock option	40,528	4	-	-	6,393	-	-	6,397
Stock based compensation	-	-	-	-	31,951	-	-	31,951
Net income/(loss)	-	-	-	-	-	-	(4,053,472)	(4,053,472)
Balance—December 31, 2022	**4,163,915**	**$ 416**	**8,272,436**	**$ 827**	**$ 8,693,344**	**$ (108,734)**	**$ (12,154,085)**	**$ (3,568,232)**

See accompanying notes to financial statements.

JURNY INC.
STATEMENTS OF CASH FLOWS

As of December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(4,053,472)	$	(2,898,217)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		198,217		202,081
Share based compensation expense		31,951		5,965
Changes in operating assets and liabilities:				
Accounts receivable		(46,920)		504,046
Prepaids and other current assets		243,037		(1,022,458)
Accounts payable		178,217		629,265
Credit Card		67,879		16,612
Other current liabilities		15,457		(52,892)
Net cash provided/(used) by operating activities		**(3,365,634)**		**(2,615,598)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(265,380)		(542,240)
Net cash used in investing activities		**(265,380)**		**(542,240)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from note payables, net		911,985		1,656,684
Capital contributions		6,397		4,400,753
Proceeds from capital lease, net		(23,388)		(110,813)
Net cash provided/(used) by financing activities		**894,994**		**5,946,624**
Change in cash		(2,736,020)		2,788,786
Cash—beginning of year		3,215,566		426,780
Cash—end of year	**$**	**479,546**	**$**	**3,215,566**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	300,156	$	310,709
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

GuestWiser Inc. was founded on November 21, 2018 (“Inception”) in the state of Delaware and on February 16, 2020 changed its legal name to Jurny Inc. The financial statements of Jurny Inc. (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in North Hollywood, California.

Jurny is a hospitality tech company powering operations and modern guest experiences for some of the world’s most exceptional independent hotel brands, vacation, and short-term rental (STR) properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. These financial instruments include cash, accounts

payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $229,445 and $2,765,279, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021 the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Desktop Computers and Laptops	3 years
Furniture, Fixtures, and Equipment	5 years
Technology Hardware & Equipment	3-5 years
Leased Furniture & Fixtures	2.5 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and are amortized over the period of three years, respectively.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing hospitality tech services.

Cost of Sales

Costs of sales include hosting and customer services and other directly related expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $603,575 and $759,405, which is included in sales and marketing expenses.

Research and Development Costs

The company recognizes software development costs as expenses when incurred, rather than capitalizing them as assets. This accounting policy is applied consistently to all software development projects undertaken by the company. By expensing software development costs as incurred, the company recognizes the associated expenses in the period in which they are incurred, and such expenses are reported within operating expenses in the income statement. The company believes this treatment provides a more conservative and transparent presentation of the company's financial position, results of operations, and cash flows. Research and development expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $816,619 and $252,186 respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

Jurny, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 1, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables refer to trade receivables, account payables consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage.

Prepaid and other current assets consist of the following items:

As of December 31,	2022	2021
Prepaid expenses	$ 706,410	$ 909,850
Deposits	32,410	29,310
Other receivables	150,410	193,107
Total Prepaids and Other Current Assets	**$ 889,230**	**$ 1,132,267**

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Accrued Expenses	34,511	30,610
Sales Tax Payable	140,486	160,451
Accrued Interest	34,882	3,361
Total Other Current Liabilities	**$ 209,879**	**$ 194,422**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Hardware and Equipment	$ 342,998	$ 77,892
Furniture and Fixtures	931,326	941,513
Computers	46,285	55,100
Property and Equipment, at Cost	**1,320,609**	**1,074,504**
Accumulated depreciation	(698,838)	(536,126)
Property and Equipment, Net	**$ 621,771**	**$ 538,379**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $189,756 and $172,877, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,	2022	2021
Website	$ 53,140	$ 33,864
Intangible Assets, at Cost	**53,140**	**33,864**
Accumulated amortization	(37,666)	(29,205)
Intangible Assets, net	**$ 15,474**	**$ 4,659**

Amortization expenses for intangible assets for the fiscal year ended December 31, 2022, and 2021 were in the amount of $8,461 and $29,205, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 14,000,000 shares designated as Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 4,163,915 and 4,123,387 Common Shares have been issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 8,771,383 shares designated as preferred stock with a par value of $0.0001. Both as of December 31, 2022, and December 31, 2021, 8,272,436 Preferred Shares have been issued and outstanding.

7. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,913,326 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Total share-based compensation expense recognized in the statement of operations was as follows:

As of Year Ended December 31,	2022	2021
Cost of goods sold	$ -	$ -
Selling, marketing, and administrative	31,951	5,965
Total share-based compensation	**$ 31,951**	**$ 5,965**

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022	2021
Expected life (years)	10.00	10.00
Risk-free interest rate	4.41%	2.50%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise Price	Weighted Average Contract Term
Outstanding at December 31, 2020	203,763	$ 0.13	9.54
Granted	60,267	$ 0.18	-
Exercised	(8,804)	$ -	-
Expired/Cancelled	(15,720)	$ -	-
Outstanding at December 31, 2021	239,506	$ 0.14	8.84
Exercisable Options at December 31, 2021	239,506	$ 0.14	8.84
Granted	1,173,417	$ 0.20	-
Exercised	(40,528)	$ -	-
Expired/Cancelled	(127,974)	$ -	-
Outstanding at December 31, 2022	1,244,421	$ 0.20	5.94
Exercisable Options at December 31, 2022	1,244,421	$ 0.20	5.94

The unrecognized compensation expenses calculated under the fair value method as of December 31, 2022 and December 31, 2021 was approximately $171,201 and $21,176 respectively.

Warrants

In previous years the Company issued 542,035 restricted stock units to certain investors and advisors in connection with certain loan agreements. There is no defined vesting schedule. As of December 31, 2022 none of the outstanding warrants were vested.

8. DEBT

Promissory notes

During the years presented, the Company entered into promissory notes agreements. The details of the Company's notes and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SQN Venture Income Fund II, L.P. & its Affiliat	$ 3,000,000	9.75%	Fiscal year 2021	6.1.2025	300,156	-	1,143,721	1,654,482	2,798,203	54,438	-	88,711	$ 2,798,203	2,886,914
Total	**$ 3,000,000**				**$ 300,156**	**$ -**	**$ 1,143,721**	**$ 1,654,482**	**$ 2,798,203**	**$ 54,438**	**$ -**	**$ 88,711**	**$ 2,798,203**	**$ 2,886,914**

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2022	
2023	$1,143,721
2024	824,833
2025	829,649
2026	0
2027	0
Thereafter	0
Total	**$2,798,203**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Scale Lab	$ 200,000	5.00%	Fiscal year 2021	4.4.2023	10,000	12,500	200,000	-	200,000	2,500	2,500	-	$ 200,000	200,000
IrishAngels Fund I GP, LLC	$ 200,000	5.00%	Fiscal year 2021	5.30.2023	10,000	10,861	200,000	-	200,000	861	861	-	$ 200,000	200,000
Various	$ 1,000,000	5.00%	Fiscal year 2022	5.1.2024	7,958	11,521	-	1,000,000	1,000,000	-	-	-	$ -	-
Total	**$ 1,400,000**				**$ 27,958**	**$ 34,882**	**$ 400,000**	**$ 1,000,000**	**$ 1,400,000**	**$ 3,361**	**$ 3,361**	**$ -**	**$ 400,000**	**$ 400,000**

The convertible notes are convertible into Preferred Shares at a conversion price.

The conversion price for $1,000,000 note is defined as the lesser of (i) cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $16,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes.

The conversion price for $200,000 notes is defined as the last price paid by other investors in the last series of Preferred Stock sold by the Company in a financing in which the Company raised at least $1,000,000.

Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. CAPITAL LEASES

In 2019, the Company entered into a capital lease agreement for certain equipment used in its operations. As of December 31, 2021, $439,771 in asset cost and $108,743 in accumulated depreciation is included in furniture and equipment as a component of property and equipment—net in the accompanying balance sheet. A monthly interest of 1.6% has been used in determining the minimum lease payments. Total obligation as at December 31, 2021 amounted to $23,388 and is classified as short-term liability. In 2022, the Company purchased all the leased assets from the lessor.

10. RELATED PARTY TRANSACTIONS

There are no related party transactions.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (1,203,881)	$ (860,770)
Valuation Allowance	1,203,881	860,770
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (3,609,763)	$ (2,405,882)
Valuation Allowance	3,609,763	2,405,882
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $12,154,085. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

12. COMMITMENTS AND CONTINGENCIES

Operating leases

Due to the nature of the business the Company has no long-term leases in place and all ease terms are on a on a short-term basis. Rent expenses were in the amount of $21,808 and $15,139 as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2022, and December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 and December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through June 1, 2023, which is the issuance date of these financial statements.

On March 11, 2023, an amendment was signed to extend the period for additional closings and to increase the maximum amount under the convertible note purchase agreement dated as of November 1, 2022 from $2,000,000 to $2,500,000.

On February 1, 2023, an amendment No.2 was signed with SQN Venture Income Fund II LP to extend the interest only period and update the repayment amount upon the maturity date of the promissory note.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The Company has a net operating loss of $3,693,818, an accumulated deficit of $12,154,085, an operating cash flow loss of $3,365,634, and liquid assets in cash of $479,546. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.